May 23, 2006

Keith O'Connell

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:  Encompass Funds

File Nos. 811-21885; 333-132838

Dear Mr. O'Connell:

This letter is to advise that after discussing the comments provided in your call on May 19, 2006 regarding the Correspondence dated May 12, 2006, we have made the following additional modifications to the registration statement on the form N-1A filed on March 30, 2006.

PART A. Prospectus

The Principal Investment Strategies and Policies of the Fund, page 4

1.

We have amended the prospectus to state:

“Under normal market conditions, the Fund invests primarily in common stocks of domestic companies, including real estate investment trusts (REITs), selected for high profit potential.  The price volatility of such investments is expected by the Fund's Adviser to be greater than the price volatility of the US stock market as a whole.” and

“The Fund may invest up to 50% of total assets in foreign equity securities including American Depositary Receipts (ADRs) and exchange traded funds (ETFs).”

The Trust hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff; should the Commission or staff, acting pursuant to delegated authority, declare the filing effective, the Commission is not foreclosed from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact Jeff Provence at (619) 588-9700.

Very truly yours,

/s/ Malcolm H. Gissen

Malcolm H. Gissen

Trustee, Encompass Funds

cc: Michael Wible, Thompson Hine LLP